Exhibit 16

Letter from KPMG

November 7, 2003

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the Plan) and, under the date of June 2, 2003, we reported on the financial statements of the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust as of and for the years ended December 31, 2002 and December 28, 2001. On November 5, 2003, our appointment as principal accountants was terminated. We have read the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust’s statements included under Item 4 of its Form 8-K dated November 5, 2003, and we agree with such statements, except that we are not in a position to agree or disagree with the Plan’s statements that (i) Ernst & Young LLP was appointed as principal accountants, (ii) the change was approved by the Audit Committee of the board of directors of Marriott International, Inc. (the “Company”), or (iii) that during each of the Plan’s two most recent fiscal years ended December 31, 2002 and December 28, 2001, and through the date of this report, the Plan did not consult Ernst & Young LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Plan’s financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Very truly yours,

/s/ KPMG LLP